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Exhibit (a)(1)(e)
Form of Promise to Grant Stock Option

PROMISE TO GRANT STOCK OPTION

EMPLOYEE NAME:

        This letter is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange), (2) the emails from our President and Chief Executive Officer, Thomas St. Dennis, each dated March 21, 2003, and (3) the election form, all of which are incorporated herein by reference.

        In exchange for your agreement to cancel outstanding stock options to purchase shares of Wind River Systems, Inc. ("Wind River") common stock with exercise prices equal to or greater than $11.00 per share or that were granted to you on or after September 21, 2002, regardless of exercise price, Wind River hereby promises to grant you the following new nonstatutory stock option(s) (the "New Options"):

Stock Option Plan Under Which New Options will be Granted	Number of Shares Subject to New Options

        We will grant the New Options on a business day no sooner than October 20, 2003, but no later than November 30, 2003 (except for employees on an authorized leave of absence on the new option grant date).

        Each New Option will be subject to the terms and conditions of the offer to exchange, the standard terms and conditions of the stock option plan listed above and the appropriate form of stock option agreement thereunder.

        To receive your New Options, you must continue to be employed by Wind River (or one of its subsidiaries or successors) in Austria, Canada, France, Germany, Japan, the United Kingdom or the United States as of the date we grant the New Options. This letter does not constitute a guarantee of employment with Wind River or any of its subsidiaries for any period. Unless expressly provided otherwise by the applicable laws of a non-United States jurisdiction, your employment with Wind River or its subsidiaries will remain "at will" and can be terminated by you or Wind River at any time, with or without cause or notice. If your employment with Wind River or one of its subsidiaries or successors terminates before the date we grant the New Options, for any reason, you will lose all rights under this letter to receive the New Options.

        This letter and the documents listed above reflect the entire agreement between you and Wind River with respect to this transaction. This letter may be amended only by means of a writing signed by you and an authorized officer of Wind River.

WIND RIVER SYSTEMS, INC.
By:

Date:

Title:

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  Exhibit (a)(1)(e) Form of Promise to Grant Stock Option